

September 14, 2010

via U.S. mail and facsimile

Kevin Kreisler, Chief Executive Officer
Ecosystem Corporation
One Penn Plaza, Suite 1612
New York, NY   10119

> **Re: Ecosystem Corporation**
> **10-K, Amendment 2 for Fiscal Year Ended December 31, 2008**
> **10-K, Amendment 1 for Fiscal Year Ended December 31, 2009**
> **10-Q, Amendment 1 filed July 8, 2010**

Dear Mr. Kreisler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your letter dated September 9, 2010 and the response to comment one of our letter dated August 4, 2010. We reissue the comment as several of the items are not clarified in your draft disclosure. For example, it is unclear if you have conducted testing or if others have conducting testing on your behalf. Similarly,

    - Your Management's Discussion and Analysis refers to "$585,982 in research and development costs associated with stock issuances to various consultants issued in connection with the Company's technologies" in 2009, but it is unclear if these and similar payments in 2008 related to work for which you "commenced pilot testing" or were performed under the EALA, which appears to be inactive or not "triggered" according to your draft disclosure.

- Your MD&A or Business sections should address the parties and material terms of the research and development.
- It is unclear if any or all of your testing has been performed under the EALA or another entity affiliated with Mr. Kreisler, and it is unclear to what extent the employees or consultants have experience or expertise in this area.
- You indicate that you do not anticipate triggering the royalty payment requirements under the EALA until the company develops, finances and builds a commercial scale implementation of technologies licensed to you under the EALA. And you state that "[t]his milestone is not expected to be realized during 2010 but rather is believed to be achievable within 24 to 36 months." However, you do not indicate what milestones and timelines apply to the achievement of development, financing or "commercial scale implementation," nor is it clear on what bases you believe you will be able to achieve these individual goals or full commercialization within 24 to 36 months.
- Your Business description does not address employees under Item 101(c)(1)(xiii) of Regulation S-K.

Please revise your draft disclosure or amended filing accordingly.

2. We have reviewed your response to our prior comments three through five, noting the appropriate changes will be made in an amendment to your Form 10-K. Please note that we may have further comments based on our review of such amendment.

You may contact Blaise Rhodes at (202) 551-3374 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Kevin Kreisler, President
    Via facsimile to (646) 572-6336